Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

March 17, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Amendment No. 4 to Registration Statement on Form F-1 Submitted March 15, 2023 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on March 16, 2023, in which you provided comments to Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on March 15, 2023. On the date hereof, the Company has submitted Amendment No. 5 to Registration Statement on Form F-1 (the “Amendment No. 5”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 4 on Form F-1 filed on March 15, 2023

Cover, page 1

1.	Please correct the number of shares to be issued presented on the cover page to be 1,250,000 rather than 1,2500,000.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of Amendment No. 5 to correct the number of ordinary shares to be issued.

Capitalization, page 54

2.	It appears certain pro forma, as adjusted amounts presented in the table, including total shareholders’ equity and total liabilities and shareholders’ equity, have not been properly calculated. In this regard, it appears pro forma, as adjusted amounts were determined by adding gross proceeds of $5,000,000 to historical amounts rather than net proceeds of $3,420,000. Please explain why you believe the amounts presented are appropriate or revise them.

RESPONSE: We respectfully advise the Staff that we have revised the capitalization section on page 54 of Amendment No. 5 to use the assumed net proceeds of $3,240,000 for calculation.

Dilution, page 55

3.	It is not clear why you changed historical net tangible book value at June 30, 2022. Please explain or revise.

RESPONSE: We respectfully advise the Staff that the historical net tangible book value attributable to shareholders on June 30, 2022 was $39,655,067 and we have reverted to previous disclosure on page 55 of Amendment No. 5.

Exhibit 5.1, page II-1

4.	Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement.

RESPONSE: We respectfully advise the Staff that our counsel has revised its legal opinion to quantify the securities being registered under the registration statement and such opinion has been filed as Exhibit 5.1 to the Amendment No. 5.

General

5.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating. For example, we note your disclosure that estimate the starting date of the construction in Hung Yen Province, Vietnam will commence around the fourth quarter of 2022 or the first quarter of 2023.

RESPONSE: We respectfully advise the Staff that we have made revised disclosures throughout the filing and address areas that need updating, including the referenced disclosure above on page 82 of the Amendment No. 5.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director